ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

3 July 2002

BY EXPRESS MAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02042615

02 JUL 15 AM 12:09

SUPPL

Dear Sirs

Roly International Holdings Ltd.
- Report pursuant to Clause 902(3)(c) of the Listing Manual
- Options granted under The Roly (1999) Share Option Scheme
- Notice Of Changes In Substantial Shareholder's Interests
- Result of Special General Meeting

Please be advised that the attached announcements regarding the above matters were submitted to the Singapore Exchange Securities Trading Limited on 28 June 2002 and 2 July 2002 respectively.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Brenda Cheung
Company Secretary

Encl.

7/5

22/F. - 24/F., CITY LANDMARK I, 68 CHUNG ON STREET, TSUEN WAN, HONG KONG.
TEL.: 852-2941 8888 FAX: 852-2739 8010

ROLY INTERNATIONAL HOLDINGS LTD

Result of Special General Meeting

The directors of Roly International Holdings Ltd. ("Company") are pleased to announce that at the special general meeting ("SGM") of the Company held today, the ordinary resolution contained in the notice of SGM dated 15 June 2002 was duly passed.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 02/07/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (Mauritius) Ltd Arisaig Greater China Fund
Date of notice to company:	28/06/2002
Date of change of interest:	27/06/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	5,000,000
% of issued share capital:	1.26
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$0.3288
No. of shares held before change:	19,544,000
% of issued share capital:	4.93
No. of shares held after change:	24,544,000
% of issued share capital:	6.19

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	0	19,544,000
% of issued share capital:	0	4.93
No. of shares held after change:	0	24,544,000
% of issued share capital:	0	6.19
Total shares:	0	24,544,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 28/06/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Options granted under The Roly (1999) Share Option Scheme

Reference is made to an announcement made on 12 March 2002 relating to the options granted under The Roly (1999) Share Option Scheme ("Scheme") on 7 March 2002 to selected employees of the Group to subscribe for shares in Roly International Holdings Ltd. at the subscription price of US$0.13 per share (being the price fixed at a discount of 20% to the average of the last dealt prices for a share for the three consecutive trading days immediately preceding 7 March 2002, the Date of Grant).

The Directors wish to inform that the commencement date of the exercise period of the options granted on 7 March 2002 should be from 7 March 2004 to 6 March 2010, instead of from 7 March 2003 to 6 March 2010, in compliance with the rules of the Scheme. The relevant option holders of such options have been notified of such rectification.

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 28/06/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Report pursuant to Clause 902(3)(c) of the Listing Manual

Pursuant to Clause 902(3)(c) of the Listing Manual, Roly International Holdings Ltd. ("Roly") wishes to give below a report on persons holding managerial positions who are related to a director and/or substantial shareholder of Roly or of any of its principal subsidiaries:

Name	Age	Family relationship with any director and/or substantial shareholder	Current position and duties, and the year the position was first held in Roly or its principal subsidiaries	Details of changes in duties and position held in Roly or its principal subsidiaries, if any, during the year
WANG LIAW Bin Bin	45	Spouse of WANG Lu Yen (Note 1)	Director of Vigor International (H.K.) Limited (1990) Vigor International, Inc. (1987) Toonsland Limited (1996) Duties: In charge of the Administration and Human Resources Department	WANG LIAW Bin Bin resigned as a director of Linmark Agency (BVI) Limited and Linmark Development (BVI) Limited with effect from 17.04.2002
WANG Lu Wei, Robert	53	Brother of WANG Lu Yen (Note 1)	Director of Linmark Westman International Ltd. (1998) Duties: General duties of non-executive directors	Linmark Westman International Ltd. ceased to be an intermediate holding company of Linmark Group of companies and is now dormant. WANG Lu Wei, Robert ceased to be a legal representative and a director of Midway Enterprises (Guang Zhou) Ltd. with effect from 20.09.2001
WANG Luh-Shyong	55	Brother of WANG Lu Yen (Note 1)	Director of Vigor International, Inc. (1995) Duties: General duties of executive directors	N/A
KING Jun Chih, Joseph	36	Son of Professor Ambrose Y C KING (Note 2)		KING Jun Chih, Joseph resigned as a director of Westman Linmark (Thailand) Ltd. with effect from 20.07.2001

Notes:

1. WANG Lu Yen is the Chairman of the Board of Directors and a substantial shareholder of Roly.

2. Professor Ambrose Y C KING is a non-executive director and a member of the Audit Committee of the Board of Directors of Roly.

Submitted by KHOO Kim Cheng, Director and Chief Financial Officer on 28/06/2002 to the SGX